Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Six Months	Fiscal Year Ended October 31,
	Ended April 30, 2010	October 31, 2009	October 31, 2008	October 31, 2007	October 31, 2006	October 31, 2005
Earnings:
Add:
Income before taxes	$222	$7	$815	$670	$627	$291
Fixed charges	61	120	153	115	106	57
Total	$283	$127	$968	$785	$733	$348

Fixed Charges:
Interest expense (includes Swap gain amortization)	44	87	106	86	65	18
Estimated interest in rentals	16	32	30	24	37	30
Amortization of capitalized expenses related to indebtedness	1	1	17	5	4	9
Total	61	120	153	115	106	57

Ratio of Earnings to Fixed Charges	4.6	1.1	6.3	6.8	6.9	6.1